Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Michael E. Schapiro, Esq.
(202) 507-5163
mschapiro@stradley.com

October 28, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Christina DiAngelo Fettig

Re:	Nationwide Mutual Funds
File No. 333-282323

Dear Ms. Fettig:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by you on October 10, 2024, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving Nationwide Destination 2025 Fund, a series of the Registrant, and Nationwide Destination Retirement Fund, another series of the Registrant (the “Registrant Statement”).  The Registration Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 25, 2024, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment.  The revisions indicated below will be included in an amended filing relating to the Registration Statement.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

U.S. Securities and Exchange Commission

PROSPECTUS/INFORMATION STATEMENT

1.
Comment:  The first page of the Registration Statement provides that the Acquiring Fund will acquire the “goodwill” of the Target Fund.  Please confirm in correspondence that the Target Fund does not have goodwill.

Response: Registrant confirms that the Target Fund does not have goodwill and has removed the term as referenced by the Staff, as well as a separate reference in the SAI.

2.
Comment:  Please confirm in correspondence that the fees presented in the tables under the heading “What are the fees and expenses of each Fund and what might they be after the Transaction?” represent current fees in accordance with Item 3 of Form N-14.

Response: Registrant confirms that the referenced fees represent current fees in accordance with Item 3 of Form N-14.

3.
Comment:  The second paragraph under the heading “What are the most significant differences between the principal strategies and policies of the Target Fund compared to the Acquiring Fund?” states: “The Target Fund’s asset allocations are expected to be adjusted before the Merger to match the Acquiring Fund’s asset allocations.”  Will there be repositioning of Target Fund securities in connection with the Transaction?  If so, please disclose: (i) the percentage of Target Fund securities that will be sold; (ii) an estimate of costs from such sales (in dollars and basis points); and (iii) an estimate of capital gains distributions resulting from such sales (in dollars and per share amounts).

Response:  Registrant respectfully directs the Staff to the first paragraph under the heading “Principal Investment Strategies” in the Target Fund Prospectus, which states “As the year 2025 approaches, the Fund’s allocations to different asset classes will progressively become more conservative with increasing emphasis on investments that provide for income and preservation of capital, and less on those offering the potential for growth.”  As such, any changes in the Target Fund’s asset allocations will be due to its disclosed policy to shift its asset allocations to more conservative investments, rather than to reposition its portfolio in anticipation for the Transaction.  In the interest of clarity, Registrant nonetheless has revised the sentence referenced by the Staff to state:

The Target Fund’s asset allocations are expected to be adjusted before the Merger to match the Acquiring Fund’s asset allocations consistent with the Target Fund’s investment strategy to progressively become more conservative as the year 2025 approaches.

4.
Comment:  Please hyperlink the reference to the Statement of Additional Information dated February 28, 2024 under the heading “How do the fundamental investment restrictions of the Target Fund differ from the Acquiring Fund?”

Response: Registrant has added the requested hyperlink.

U.S. Securities and Exchange Commission

5.	Comment: Please revise the statement relating to brokerage costs under the heading “Who will pay the expenses of the Transaction?” as necessary when addressing Comment #3 above.

Response: Registrant has revised the second sentence under “Who will pay the expenses of the Transaction?” to state:

Though it is not expected that there will be brokerage costs following the merger, to the extent there are any, such costs will be paid by the Acquiring Fund, which ultimately are paid by all shareholders of the Acquiring Fund.

6.	Comment: Under the heading “Who will pay the expenses of the Transaction?” please disclose that NFA will pay the costs of the Transaction whether or not it is consummated (consistent with the Plan).

Response: Registrant has revised the first sentence under “Who will pay the expenses of the Transaction?” to state:

The expenses related to the Transaction (excluding brokerage costs, if any), including the costs associated with the delivery of this Prospectus/Information Statement, will be paid by NFA, whether or not the Transaction is consummated.

7.
Comment:  Please confirm there have been no material changes to the capitalizations of the Funds since April 30, 2024, which is the date of information presented in the table under the heading “What are the capitalizations of the Funds and what might the capitalization be after the Transaction?”  If there have been material changes, please revise the information as of a date within 30 days of the filing of the Registration Statement.

Response: Registrant confirms that there have been no material changes to the capitalizations of the Funds.

8.	Comment: Please cite to the Funds’ semiannual reports for the period ended April 30, 2024 under “Additional Information” in the section titled “More Information About the Funds.”

Response: Registrant has added the requested disclosure.

STATEMENT OF ADDITIONAL INFORMATION

9.
Comment:  The first sentence under the “General Information” heading provides that “substantially all of the property, assets and goodwill of the Target Fund” will be transferred from the Target Fund to the Acquiring Fund.  Please remove the term “substantially” as it is not used elsewhere in the Registration Statement.

Response:  Registrant respectfully directs the Staff to the second full paragraph of the Plan, which provides that “The reorganization … will consist of: (i) the acquisition by the Acquiring Fund of substantially all of the property, assets and goodwill (“Assets”) of the Target Fund …” (emphasis added).  Section 1(a) of the Plan provides that the Target Fund will not convey “cash, bank deposits, or cash equivalent securities” so it may discharge the Target Fund’s liabilities (and pay any contingent liabilities) as of the Valuation Date.  As such, Registrant has retained the disclosure.  For consistency, Registrant has revised the first paragraph of the first page of the Prospectus/Information Statement to add the word “substantially” prior to “all of the property …” in the first sentence.

U.S. Securities and Exchange Commission

10.
Comment:  Please revise the information under the heading “Pro Forma Financial Information” consistent with Rule 6-11(d) of Regulation S-X.  Please confirm in correspondence that future filings will similarly comply with Rule 6-11(d) of Regulation S-X and will also include the heading “Supplemental Financial Information.”

Response: Registrant has replaced the heading “Pro Forma Financial Information” with the heading “Supplemental Financial Information” and replaced all subsequent information in the SAI as follows:

The Acquiring Fund will be the accounting and performance survivor following the Transaction.  Additionally, there are no material differences in the accounting policies of the Target Fund as compared to those of the Acquiring Fund.

A table showing the fees and expenses of the Target Fund and Acquiring Fund and the fees and expenses of the Acquiring Fund on a pro forma basis after giving effect to the proposed Transaction is included in the Prospectus/Information Statement in the section titled “What are the fees and expenses of each Fund and what might they be after the Transaction?”

The Transaction will not result in a material change to the Target Fund’s investment portfolio due to the investment restrictions of the Acquiring Fund.  As a result, a schedule of investments of the Acquiring Fund modified to show the effects of the change is not required and is not included.

Registrant confirms that future filings will similarly comply with Rule 6-11(d) of Regulation S-X.

11.	Comment: In making revisions consistent with Comment #10 above, please retain the information related to the accounting survivor of the Transaction.

Response: Registrant directs the Staff to its response to Question #10 above.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Registration Statement, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 507-5163 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Michael E. Schapiro
Michael E. Schapiro, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire